Exhibit 12

Montpelier Re Holdings Ltd.

Ratios of Earnings to Fixed Charges and Preferred Dividends

($ in millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Income (loss) before income taxes	$245.3	$210.5	$227.9	$(115.8)	$210.7
Less: net income attributable to non-controlling interests	(24.1)	(6.1)	—	—	—

Income (loss) before income taxes available to the Company	$221.2	$204.4	$227.9	$(115.8)	$210.7

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.5	$1.5	$1.5	$1.6	$2.0
Interest on Senior Notes	14.1	14.1	15.1	14.0	14.0
Interest on Trust Preferred Securities	4.1	4.1	4.3	5.3	8.7
Total fixed charges	$19.7	$19.7	$20.9	$20.9	$24.7
Preferred share dividends of the Company	13.3	13.3	13.3	9.1	—
Total combined fixed charges and preferred share dividends	$33.0	$33.0	$34.2	$30.0	$24.7

Income (loss) before income taxes and extraordinary item plus fixed charges	$240.9	$224.1	$248.8	$(94.9)	$235.4

RATIO OF EARNINGS TO FIXED CHARGES	12.2	11.4	11.9	—	9.5
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS	7.3	6.8	7.3	—	9.5

For the year ended December 31, 2011, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by $115.8 million and $124.9 million, respectively. This was the result of significant natural catastrophe losses incurred during that year.